                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934*

                             Tricord Systems, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                    Common stock, par value $ 0.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    89612110
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                Joseph R. Canion
                          5 Post Oak Park, Suite 1655
                              Houston, Texas 77027
                                  713-871-8400
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 15, 1998
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89612110

------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Joseph R. Canion, ###-##-####

          ---------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                   (a)  [ ]
                                                   (b)  [ ]

------------------------------------------------------------------------------
     (3)  SEC Use Only

------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)
          PF

------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [ ]

------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          United States of America

Number of                (7)   Sole Voting Power          4,281,500
Shares Bene-                   ____________________________________
  ficially               (8)   Shared Voting Power                0
 Owned by                      ____________________________________
Each Report-             (9)   Sole Dispositive Power     4,281,500
 ing Person                    ____________________________________
   With                 (10)   Shared Dispositive Power           0

------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               4,281,500

------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                        [ ]

------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
               20.5%

------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)
          IN

ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Tricord Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2905 Northwest Boulevard, Suite 20, Plymouth, Minnesota 55441.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed by Joseph R. Canion. The business address of Mr. Canion is 5 Post Oak Park, Suite 1655, Houston, Texas 77027. Mr. Canion is a citizen of the United States of America, and his principal occupation and employment is as the Chairman of Insource Technology Corp. During the last five years, Mr. Canion has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          During November 1998, Mr. Canion spent $184,062.50 of his personal funds (excluding commission expenses) to acquire 281,500 shares of Common Stock in open market purchases. On December 15, 1998, Mr. Canion spent $2,000,000 of his personal funds to acquire 2,000,000 shares of Common Stock and warrants to acquire an additional 2,000,000 shares of

Common Stock (at a purchase price of $3.50 per share) pursuant to a Stock Purchase Agreement, dated as of December 7, 1998 (the "Stock Purchase Agreement"), by and among the Issuer, Mr. Canion and the other investors party thereto (the "Other Investors"). Mr. Canion did not borrow any of the funds used to purchase any of the shares of Common Stock reported on this statement.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Canion acquired the shares of Common Stock reported on this statement solely for investment purposes. Mr. Canion does not presently have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

          Under the terms of an Investors Agreement, dated as of December 7, 1998 (the "Investors Agreement"), by and among the Issuer, Mr. Canion and the Other Investors, executed in conjunction with the Stock Purchase Agreement, the Issuer has agreed to use its best efforts to cause either (i) Mr. Canion or (ii) such other person, selected by a majority in interest of the holders of voting securities of the Issuer owned by Mr. Canion, his immediate family and any trusts or entities established for their benefit, as nominee (the "Canion Nominee") to be elected to the Board of Directors of the Issuer (the "Board"). The Canion Nominee will have the option of choosing when to accept such election. In the meantime, and pending acceptance of such election, the Canion Nominee will receive all notices and other information and be permitted to attend all meetings he would receive or be permitted to attend as a member of the Board, but will not be permitted to vote and will not have any of the duties or liabilities of a member of the Board. The foregoing description of the Investors Agreement and the nomination rights thereunder is qualified in its entirety by reference to the Investors Agreement, the full text of which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of December 15, 1998, Mr. Canion was the beneficial owner of an aggregate of 4,281,500 shares of Common Stock (approximately 20.5% of the shares outstanding on such date). An aggregate of 2,000,000 of such shares are subject to warrants to purchase that are exercisable as of the date of this statement at a purchase price of $3.50 per share. Mr. Canion has the sole power to vote and dispose of the shares of Common Stock reported on this statement.

          During November 1998, Mr. Canion acquired 281,500 shares of Common Stock in the following open market transactions:

Date          Number of Shares   Purchase Price Per Share
----          ----------------   ------------------------
11/5/98             15,000                   $0.46875
11/5/98             20,000                   $0.46875
11/5/98             25,000                   $0.50
11/6/98              5,000                   $0.50
11/9/98             20,000                   $0.53125
11/9/98             20,000                   $0.5625
11/10/98            45,000                   $0.5625
11/11/98             5,000                   $0.59375
11/11/98            12,000                   $0.625
11/12/98             5,000                   $0.65625
11/12/98            10,000                   $0.6875
11/12/98            15,000                   $0.71875
11/12/98            10,000                   $0.75
11/12/98            30,000                   $0.875
11/13/98             2,500                   $1.00
11/13/98            10,000                   $1.00
11/18/98             3,000                   $0.8125
11/18/98             9,000                   $0.875
11/19/98            20,000                   $0.875

          On December 15, 1998, Mr. Canion acquired 2,000,000 shares of Common Stock and warrants to purchase up to an additional 2,000,000 shares of Common Stock (at a purchase price of $3.50 per share) pursuant to the Stock Purchase Agreement in exchange for total aggregate consideration of $2,000,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On December 15, 1998, pursuant to the terms of the Stock Purchase Agreement, (i) Mr. Canion purchased 2,000,000 shares of Common Stock and warrants to purchase an additional 2,000,000 shares of Common Stock (at a purchase price of $3.50 per share) from the Issuer for aggregate consideration of $2,000,000 and (ii) the Other Investors purchased 1,000,000 shares of Common Stock and warrants to purchase an additional 1,000,000 shares of Common Stock (at a purchase price of $3.50 per share) from the Issuer for aggregate consideration of $1,000,000. The foregoing description of the Stock Purchase Agreement and the transactions consummated thereunder is qualified in its entirety by reference to the Stock Purchase Agreement, the full text of which is filed as an Exhibit hereto and incorporated herein by reference.

          In conjunction with the execution of the Stock Purchase Agreement, the Issuer, Mr. Canion and the Other Investors executed the Investors Agreement. Subject to certain limitations, the Investors Agreement provides that (i) Mr. Canion and the Other Investors may request that the Issuer prepare and file a registration statement with the Securities and Exchange Commission (the "Commission") covering the sale of all or a portion of the shares of Common Stock owned by Mr. Canion and the Other Investors and/or (ii) Mr. Canion and the Other Investors may request that the Issuer include in any registration statement filed by the Issuer with the Commission (either for its own account or the account of another security holder) shares of Common Stock owned by Mr. Canion and the Other Investors.

          The Investors Agreement further provides that, subject to certain limitations, Mr. Canion and the Other Investors have the right to purchase any such investor's pro rata share of offerings made by the Issuer of its voting securities on or after the date of the Investors Agreement.

          The Investors Agreement further provides that, subject to certain limitations, Mr. Canion and the Other Investors have the right to participate in any sale of any voting securities of the Issuer held by John J. Mitcham, the Issuer's President and Chief Executive Officer, in the event Mr. Mitcham receives a bona fide third party offer to purchase such securities.

          The foregoing descriptions of the Investors Agreement and the registration rights, rights of first refusal and co-sale rights thereunder are qualified in their entirety by reference to the Investors Agreement, the full text of which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1      --   Stock Purchase Agreement, dated as of December 7,
                              1998, by and among the Issuer, Mr. Canion and the Other Investors.

          Exhibit 2      --   Investors Agreement, dated as of December 7, 1998,
                              by among the Issuer, Mr. Canion and the Other
                              Investors.

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 23, 1998.

                                      /s/ Joseph R. Canion
                                      ----------------------------------------
                                      Joseph R. Canion